April 17, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Coleman Cable, Inc. Item 4.02 Form 8-K filed March 22, 2006 SEC File No. 333-124334

Ladies and Gentlemen:
     On behalf of Coleman Cable, Inc., we are providing the following response to the Comment Letter, dated April 11, 2006, from the Staff of the Securities and Exchange Commission regarding our Item 4.02 Form 8-K filed on March 22, 2006 (the “Form 8-K”). For ease of review, we have repeated the comment in its entirety. Our response follows the comment.
SEC Staff Comment
1. We note your response to our letter dated March 23, 2006. You state that based on your re-evaluation, your chief executive officer and chief financial officer concluded that there were deficiencies in your disclosure controls and procedures as of September 30, 2005. However, please clarify to us whether, based on your re-evaluation, you have determined your disclosure controls and procedures as of September 30, 2005 to be effective or ineffective.
     Please be advised of the following:
•	In the future, if you determine that your disclosure controls and procedures remain effective, despite the identification of a material error, the basis for your conclusion should be disclosed, including your consideration of the effect of the error on your conclusion.

•	If, on the other hand, you determine, based on your re-evaluation, that your disclosure controls and procedures are ineffective, the change in your conclusion should be disclosed.

COLEMAN CABLE, INC.	1530 Shields Drive	Tel 847-672-2300	Fax 847-689-1192
	Waukegan, Illinois 60085	Toll-Free 800-323-9355	Web www.colemancable.com

You also state in your response that you did not disclose the changes in your internal control over financial reporting related to your payables process during the quarter ended December 31, 2005, because your management determined that they did not constitute changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, we note that the correction of the error materially impacted your results of operations, which would suggest that the changes did materially affect your internal control over financial reporting and would require disclosure in your 2005 Form 10-K.
We remind you that in the future, where you have implemented material changes to internal controls over financial reporting, please provide disclosure of these changes.
Response
     As a result of discovering the error and in connection with restating our financial statements as described in the Form 8-K, our management, including our Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(e)), as of September 30, 2005. Based on that re-evaluation, our Chief Executive Officer and Chief Financial Officer identified deficiencies in our disclosure controls and procedures and concluded that our disclosure controls and procedures were ineffective as of September 30, 2005.
     We note your guidance with respect to future filings and will take that guidance into account in preparing our future filings.
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     If you have any questions or comments regarding this letter, please contact George C. McKann (312-569-1127) or Troy M. Calkins (312-569-1150) of Gardner Carton & Douglas LLP, our counsel.

Very truly yours, COLEMAN CABLE, INC.
By:	/s/ Richard N. Burger
Richard N. Burger
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	Ms. Nili Shah [Securities and Exchange Commission] Ms. Tracey McKoy [Securities and Exchange Commission] Mr. George C. McKann [Gardner Carton & Douglas LLP]

COLEMAN CABLE, INC.	1530 Shields Drive	Tel 847-672-2300	Fax 847-689-1192
	Waukegan, Illinois 60085	Toll-Free 800-323-9355	Web www.colemancable.com